Blount International, Inc.
Blount, Inc.
4909 SE International Way
Portland, Oregon 97222-4679
Telephone: (503) 653-8881

U.S. Securities and Exchange Commission                                             May 10, 2006
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Brigitte Lippmann

Re:	Blount International, Inc. Blount, Inc. Registration Statement on Form S-3 Registration No. 333-132024

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Blount International, Inc. and Blount, Inc. respectfully request that the effective date of the Registration Statement on Form S-3, as amended, bearing Registration No. 333-132024, be accelerated so that it will become effective on May 11, 2006, or as soon thereafter as possible. The undersigned registrants hereby confirm that they are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in such Registration Statement.

The undersigned registrants hereby acknowledge that:

•  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•  the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As soon as the Commission has declared such Registration Statement effective, please call Daniel O’Shea at Cravath, Swaine & Moore LLP at (212) 474-1792, and then send written confirmation to the addresses listed on the cover of the Registration Statement.

[Signature pages to follow]

BLOUNT INTERNATIONAL, INC.,
by
/s/ Calvin E. Jenness
Name: Calvin E. Jenness
Title: Senior Vice President and Chief Financial Officer

BLOUNT, INC.,
by
/s/ Calvin E. Jenness
Name: Calvin E. Jenness
Title: Senior Vice President and Chief Financial Officer

cc:   Ms. Jennifer Hardy, Branch Chief, SEC Division of Corporation Finance
    Mr. Daniel O’Shea, Cravath, Swaine & Moore LLP